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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                         Central Reserve Life Corporation
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                   155055-10-6
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 October 8, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 155055-10-6
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                270,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               270,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     270,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 15505-10-6

     This original Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions of shares of common stock, without par value, of Central Reserve Life Corporation, an Ohio corporation.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of common stock, without par value (the "Shares"), of Central Reserve Life Corporation, an Ohio corporation ("CRLC"), which has its principal executive offices at 17800 Royalton Road, Strongsville, Ohio 44136.

Item 2.   Identity and Background.

     (a) The person filing this Schedule 13D is Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company. Richard M. Osborne is the sole manager of the Fund.

     (b) The address of the Fund, and the business address of Mr. Osborne, is 7001 Center Street, Mentor, Ohio 44060.

     (c)  The principal business of the Fund is to acquire, hold, sell or
otherwise invest in all types of securities and other instruments.   Mr.
Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Fund and Mr. Osborne.

     (e)  Negative with respect to the Fund and Mr. Osborne.

     (f)  The Fund is a limited liability company organized under the laws of
the state of Ohio.   Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $1.8 million with a combination of working capital of the Fund and margin debt from Everen Securities, Inc. ("Everen").

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on certain of the Shares reported herein as having been acquired by the Fund and the Trust. A copy of the
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CUSIP No. 155055-10-6

agreement setting forth the terms of the Fund's Everen margin debt is attached hereto as Exhibit 7.1.

Item 4.   Purpose of Transaction.

     The Fund purchased the Shares to acquire a minority interest in CRLC for the purposes of investment. Mr. Osborne has met with the management of CRLC to discuss its business strategies, and Mr. Osborne intends to continue such meetings. Mr. Osborne has also proposed making an additional investment in CRLC of up to $15.0 million through a combination of debt and newly-issued convertible preferred stock, in a privately-negotiated transaction with CRLC. As part of such proposal, Mr. Osborne would be entitled to nominate and elect two people to the Board of Directors of CRLC. No agreement has been reached with respect to the additional investment and there is no assurance that any such investment will be made. Regardless of whether CRLC and Mr. Osborne reach agreement on Mr. Osborne's proposed investment, the Fund and Mr. Osborne reserve the right to dispose of or acquire additional Shares and will do so depending on market conditions, developments with respect to CRLC's business and other relevant factors, including but not limited to the proposed merger between CRLC and Standard Management Corp.

     In addition, Mr. Osborne may, upon review of relevant information about the business and operations of CRLC, propose changes in the business strategies and structure of CRLC. Mr. Osborne has no present plans or proposals relating to any such changes.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, neither the Fund nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CRLC or any of its subsidiaries;

     (ii) the sale or transfer of a material amount of assets of CRLC or any of its subsidiaries;

     (iii)a material change in the present capitalization or dividend policy of CRLC;

     (iv) a material change in the business or corporate structure of CRLC;

     (v) a change to the Articles of Incorporation or Code of Regulations of CRLC or an impediment to the acquisition of control of CRLC by any person;

     (vi) the delisting from the National Association of Securities Dealers Automated Quotation System of the Shares;
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CUSIP No. 155055-10-6

     (vii) a class of equity securities of CRLC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (viii) any action similar to any of those enumerated in (i) through (vii) above.

     Mr. Osborne and the Fund reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by CRLC, there are 4,195,172 Shares outstanding.

     The Fund beneficially owns 270,000 Shares, or approximately 6.4% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) During the past 60 days, the Fund purchased 270,000 Shares in open market transactions as set forth below:

                                             Approximate Per Share Price
           Date           Number of Shares      (Excluding Commissions)
     ------------------   ----------------   ---------------------------
     August 15, 1997           2,000                     $6.25
     August 20, 1997          32,100                     $6.44
     August 21, 1997          77,000                     $6.55
     August 22, 1997           2,000                     $6.50
     August 25, 1997           5,900                     $6.50
     August 27, 1997           3,700                     $6.48
     August 29, 1997             700                     $6.38
     September 2, 1997        10,000                     $6.50
     September 8, 1997        10,000                     $6.50
     September 12, 1997       10,000                     $6.38
     September 15, 1997        5,000                     $6.38
     September 17, 1997        2,500                     $6.50
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CUSIP No. 155055-10-6

     September 18, 1997        2,500                     $6.50
     September 19, 1997        8,000                     $6.50
     September 22, 1997        5,000                     $6.50
     September 24, 1997        4,000                     $6.53
     September 24, 1997        1,000                     $6.63
     September 25, 1997        5,000                     $6.50
     September 26, 1997          500                     $6.50
     September 30, 1997        3,000                     $6.46
     October 2, 1997           1,100                     $6.75
     October 2, 1997           6,000                     $6.66
     October 6, 1997           2,000                     $6.63
     October 8, 1997          21,000                     $6.66
     October 9, 1997          50,000                     $6.48

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not Applicable.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to Everen) from Turkey Vulture Fund XIII, Ltd.

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CUSIP No. 155055-10-6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 10, 1997            TURKEY VULTURE FUND XIII, LTD.



                                   By: /s/ Richard M. Osborne
                                      ---------------------------
                                      Richard M. Osborne, Manager

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                                  Exhibit Index


Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to Everen) from Turkey Vulture Fund XIII, Ltd.